SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
MAG Silver Corp.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
55903Q 104

(CUSIP Number)
Ing. Jaime Lomelín
Fresnillo plc
Corporativo BAL, 4th Floor
Moliere 222, Col. Los Morales, Seccion Polanco
11540 Mexico, D.F., Mexico
Telephone: (52 55) 5279-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 7, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55903Q 104	Page	2	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Fresnillo plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,314,877

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,314,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,314,877

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 19.0%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	3	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Industrias Peñoles, S.A.B. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,746,193

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,746,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,746,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 19.8%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	4	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Minas Peñoles, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		185,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		185,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 0.4%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	5	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Lic. Alberto Baillères

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,746,193

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,746,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,746,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 19.8%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS

     This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on October 2, 2008 (the “Original Schedule 13D”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended to add the following after the fourth paragraph of Item 3 in the Original Schedule 13D:
     On October 7, 2008, Fresnillo purchased an aggregate of 2,512,600 Shares for total consideration of Canadian$12,561,994.96. The acquisition was funded by working capital.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:
     (a) - (b) The Reporting Persons beneficially own an aggregate of 9,746,193 Shares, which represents approximately 19.8% of the outstanding Shares (based on the number of Shares outstanding as contained in the Issuer’s most recently available filing with the Securities and Exchange Commission). See Schedule 1 to the Original Schedule 13D for the aggregate number and percentage of Shares beneficially owned by each Listed Person. The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 to the Original Schedule 13D for the information applicable to the Listed Persons.
     Item 5(c) of the Original Schedule 13D is hereby amended to add the following:
     The following purchases of Shares have been made by Fresnillo since the date the Original Schedule 13D was filed with the Commission:

			Description of
Date	Shares Acquired	Price Per Share	Transaction

October 7, 2008	2,300	Canadian$4.85	Open market purchase
October 7, 2008	900	Canadian$4.87	Open market purchase
October 7, 2008	2,000	Canadian$4.89	Open market purchase
October 7, 2008	1,000	Canadian$4.90	Open market purchase
October 7, 2008	200	Canadian$4.93	Open market purchase
October 7, 2008	6,200	Canadian$4.95	Open market purchase
October 7, 2008	2,500,000	Canadian$5.00	Open market purchase
     The transactions listed above were the only transactions in the Shares effected since the date the Original Schedule 13D was filed with the Commission by the Reporting Persons, and, to the knowledge of the Reporting Persons, the individuals set forth on Schedule 1 of the Original Schedule 13D.
Item 7. Material to Be Filed as Exhibits.
99.1	Joint Filing Statement (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D filed with the Commission on October 2, 2008).

6

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: October 9, 2008

Fresnillo plc
By:	/s/ Ing. Jaime Lomelín
Ing. Jaime Lomelín
Chief Executive Officer

Industrias Peñoles, S.A.B. de C.V.
By:	/s/ Lic. Leopoldo Alarcón
Lic. Leopoldo Alarcón
Chief Financial Officer

Minas Peñoles, S.A. de C.V.
By:	/s/ Lic. Leopoldo Alarcón
Lic. Leopoldo Alarcón
Chief Financial Officer

Lic. Alberto Baillères
/s/ Lic. Alberto Bailléres

EXHIBIT INDEX
99.1	Joint Filing Statement (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D filed with the Commission on October 2, 2008).